Filed by Sanofi-Aventis
   Pursuant to Rule 165 and Rule 425(a)under the United States Securities Act of
                                                                1933, as amended

                                                        Subject Company: Aventis
                                                   Commission File No. 001-10378
                                                         Date: September 3, 2004


         At the request of the Autorite des marches financiers, the French stock market regulator, Sanofi-Synthelabo will cause the following announcement to be published in Le Figaro on September 4, 2004 and Les Echos on September 6, 2004. The following is an English translation of the French announcement, the content of which Sanofi-Aventis had previously included in all substantive respects in its press release issued on August 31, 2004.

         In connection with its acquisition of Aventis, Sanofi-Aventis (previously known as Sanofi-Syhthelabo) has filed with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4 (File no: 333-112314), which includes a prospectus and a prospectus supplement relating to the revised offer, and related exchange offer materials, to register the Sanofi-Aventis ordinary shares (including Sanofi-Aventis ordinary shares represented by Sanofi-Aventis ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located and has also filed with the SEC a Statement on Schedule TO. INVESTORS AND HOLDERS OF AVENTIS SECURITIES ARE STRONGLY ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS AND PROSPECTUS SUPPLEMENT RELATING TO THE REVISED OFFER, THE STATEMENT ON SCHEDULE TO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and holders of Aventis securities may obtain free copies of the registration statement, the prospectus, the prospectus supplement relating to the revised offer and related exchange offer materials, and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC's web site at www.sec.gov. The prospectus, the prospectus supplement relating to the revised offer and other transaction-related documents are being mailed to Aventis securityholders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone 1-(212) 929-5500 (call collect) or 1-(800) 322-2885
(toll-free call); e-mail proxy@mackenziepartners.com.


                                     * * * *

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SANOFI-AVENTIS

                                                        PARIS, SEPTEMBER 4, 2004

            STUDY OF A MERGER OF AVENTIS WITH AND INTO SANOFI-AVENTIS

Following the acquisition of control of Aventis and in order to create a more streamlined legal structure that better reflects the operational organization of the new Group, the Board of Directors of Sanofi-Aventis, at a meeting held on August 30, 2004, authorized the study of a merger of Aventis with and into Sanofi-Aventis with Sanofi-Aventis the surviving corporation in the merger, on the basis of an exchange ratio equivalent to that in the all-share election in the offer, before adjustment (1.1739). The study would contemplate completion of the merger by the end of 2004.

It is recalled that the subsequent offering period in the offer of Sanofi-Aventis for Aventis will close on September 6, 2004.

In accordance with article 7 of the COB rule no. 2002-04, this advertisement was transmitted to the AMF before its dissemination.

This advertisement contains projections and other statements that are not historical facts, which are subject to various risks and uncertainties (many of which are difficult to predict and generally beyond the control of Sanofi-Aventis) that could cause actual results and developments to differ materially from those expressed, or implied or projected. These risks and uncertainties include those discussed in our filings with the United States Securities and Exchange Commission (SEC) and the French Autorite des marches financiers (AMF). Other than as required by applicable law, Sanofi-Aventis does not undertake any obligation to update any statement that is not a historical fact.

IMPORTANT INFORMATION. In France, holders of Aventis securities are requested, with respect to the revised offer, to refer to the prospectus supplement (note d'information complementaire), which has been granted visa number 04-384 by the AMF and which is available on the website of the AMF (www.amf-france.org) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l'Arche, 75450 Paris Cedex 9 and to the recommendation statement (note d'information en reponse) of Aventis which has been granted visa number 04-510.

The French Offer, the U.S. Offer and the German Offer are being made on substantially the same terms and completion of these offers is subject to the same conditions. It is intended that the subsequent offering periods in each of these three offers will expire at the same time.

This advertisement is not an offer to sell or exchange any securities and it is not soliciting an offer to buy or exchange any securities, nor shall there be any sale, purchase or exchange of securities in any jurisdiction (including Italy and Japan) in which such offer, solicitation, sale, purchase or exchange is not permitted or would be unlawful prior to registration or qualification under the laws of any such jurisdiction.